April 28, 2020

Mr. Paul Fischer

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lyra Therapeutics, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-236962)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Lyra Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on April 30, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 450 copies of the Preliminary Prospectus dated April 27, 2020 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

JEFFERIES LLC

WILLIAM BLAIR & COMPANY, L.L.C.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

BOFA SECURITIES, INC.

By:	/s/ Michael A.H. Allong
	Name: Title:	Michael A.H. Allong Authorized Signatory

JEFFERIES LLC

By:	/s/ Charlie Glazer
	Name: Title:	Charlie Glazer Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
	Name: Title:	Steve Maletzky Partner, Equity Capital Markets

As representatives of the several underwriters.

cc:	Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]